WINNING BRANDS CORPORATION

92 Caplan Avenue, Suite 134

Barrie, Ontario L4N 9J2 Canada

September 21, 2022

Attorney Jordan Nimitz

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

Re: Winning Brands Corp

Offering Statement on Form 1-A

Filed July 13, 2022

File No. 024-11935

Dear Ms. Nimitz:

In response to your letter dated August 5, 2022, the following information is hereby submitted on behalf of Winning Brands Corp. (the "Company"). Amendment No. 1 to the Offering Statement on Form 1-A is being filed concurrently with this letter.

For your convenience, we have reproduced below the Staff's comments in italicized text immediately before our response.

Form 1-A filed July 13, 2022

Cover Page

1.Please reconcile Part I, Item 4, which indicates that you are not conducting a best efforts offering, with your disclosures throughout the Offering Circular indicating that you are conducting the offering on a best efforts basis.

Response: We have revised Part I, Item 4 to indicate that we are conducting a best efforts offering.

2.We note your statement on Page 5 that “No securities will be offered or sold ‘at the market.’ The Shares will be sold at a fixed price.”  We also note that Section 5 of your Series B Preferred Stock Terms provides that the Series B Preferred Stockholders may convert their preferred shares into common shares “at any time” and that the conversion price of the Series B Preferred Stock will be the lesser of (i) $1.00 per share or (ii) 75% of the average closing bid price of your common stock on the OTC Pink for the last 10 trading days prior to the date the company receives a conversion notice.” As structured, the offering would allow for the issuance of common stock over time to converting stock holders at a floating price based on the common stock’s trading price.  Because at-the-market offerings are not permitted under Regulation A, please revise the offering to set a fixed conversion price and include this conversion price in your aggregate offering price, or otherwise amend the offering to comply with Rule 251(d)(3)(ii).

Response: We have revised the offering to offer shares of common stock at a fixed price of $0.0003 per share.

3.In Part I, Item 3 you indicate that you provide "bad actor" disclosure in the Offering Circular pursuant to Rule 262(d). However, you state on page 5 of your Offering Circular that there are no Disqualifying Events or "bad actor" disqualifications. Please revise your filing as appropriate to reconcile this discrepancy.

Response: We have revised Part I, Item 3 to indicate that no “bad actor” disclosure is provided in the Offering Circular.

4.Please review your MD&A disclosures and your financial statements and amend the offering circular so that all disclosures are consistent.  For instance, and without limitation, we note your disclosure that for the years ended December 31, 2021 and 2020, the Company had revenues of $407,234 and $194,618, respectively, and your cost of goods sold for the same years were $107,147 and $194,618, respectively. On page F-3, however, your income statement does not include a FY2021 revenue figure and you report revenues of $407,234 for FY2020 with costs of goods sold of $63,212 for FY2020 and $107,147 for FY2021.

Response: We have remedied the financial statements to accurately reflect revenues for the years ended December 31, 2021 and 2020.

We are aware that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please let me know if you need anything further.

Sincerely,

WINNING BRANDS CORP.

/s/ Eric Lehner

Eric Lehner

CEO